Aspira Women’s Health Inc.

12117 Bee Caves Road, Building III, Suite 100

Austin, TX 78738

(512) 519-0400

April 10, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tim Buchmiller

Re:	Aspira Women’s Health Inc.

Registration Statement on Form S-1

File No. 333-278543

Acceleration Request

Requested Date: Thursday, April 11, 2024

Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) to become effective at 4:00 p.m. Eastern Time on Thursday, April 11, 2024, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Josh Seidenfeld of Cooley LLP at (650) 843-5862.

Sincerely,

ASPIRA WOMEN’S HEALTH INC.

By:	/s/ Minh Merchant
Minh Merchant
General Counsel